EXHIBIT 20

                          NEWS RELEASE

Immediate

Gerald J. Sweda

(262) 636-1361


Modine completes acquisition of Thermacore, enters electronics-cooling market

     RACINE, Wis., April 27, 2001 - Modine Manufacturing Company (Nasdaq: MODI) today completed the acquisition of Thermacore International, Inc., in a pooling-of-interests transaction announced originally on Dec. 14, 2000. Thermacore, based in Lancaster, Pa., provides advanced thermal solutions for the electronics industry.

     The total transaction is valued at $110 million, including approximately $93.5 million through the exchange of about 3.6 million shares of Modine common stock for Thermacore common stock. Modine also is assuming about $19 million in Thermacore liabilities, net of cash.

     "I'm looking forward to the benefits that will flow from this acquisition," said Donald R. Johnson, Modine president and chief executive officer. "Advanced integrated-circuit performance is producing more heat, leading to complex thermal problems on the horizon. Modine will leverage both companies' complementary technologies to focus on innovative and cost-effective solutions. Combined, we are well-positioned to serve the large, electronics OEMs who are looking for partners that have the proper technological expertise, financial strength, and large-scale, global manufacturing capabilities."

     "I'm excited about our prospects as part of Modine," said L. Ronald Hoover, Thermacore's chairman, chief executive officer, and president. "By joining forces with Modine, Thermacore will be able to give customers a broad spectrum of electronics-cooling solutions to meet evolving needs, including heat pipes, heat sinks, liquid cooling, refrigeration, and phase-change materials."

     Thermacore has 358 employees worldwide and operates production facilities at: Lancaster; Guymas, Sonora, Mexico; Ashington, Northumberland, U.K.; Taipei, Taiwan; and Inchon City, Korea. Thermacore designs, develops, and manufactures highly sophisticated, thermal-management products for equipment in computer, telecommunications, networking, and power-semiconductor markets. The company's offerings include advanced heat sinks, heat pipes, heat exchangers, and customized solutions involving combinations of thermal products in varying configurations.

     Modine's strengths include thermal-management technology, manufacturing expertise, and a reputation for high-quality
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products and service. This immediate growth opportunity in the electronics-cooling industry complements Modine's recently announced development work on CO2 (carbon dioxide) air-conditioning systems and on thermal management of fuel cells.

     With sales of more than $1 billion, Modine has operations in 18 countries and employs about 8,000 persons worldwide. Modine specializes in thermal management, bringing technology to diversified markets. Core markets include: powertrain cooling of internal combustion engines, vehicular and building-HVAC (heating, ventilating, air-conditioning), and various industrial and refrigeration markets. Modine is on the Internet at www.modine.com and Thermacore is at www.thermacore.com.

     This release contains forward-looking statements that are subject to risks and uncertainties as detailed on Page 17 of Modine's Annual Report to shareholders and in the "Risk Factors" section on pages 7-10 of the Proxy Statement/Prospectus for the Modine / Thermacore transaction filed March 16, 2001, with the Securities and Exchange Commission.

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